UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                              INFORMATION STATEMENT
                       PURSUANT TO RULES 13D-1(b) AND (c)
                             AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(b)
                                (AMENDMENT NO. )*



                                ASCENT PEDIATRICS
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    04362X10
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 04362X10                     13G                     PAGE 2 OF 4 PAGES



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NEW YORK LIFE INSURANCE COMPANY
                  13-5582869

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK

NUMBER OF SHARES          5.  SOLE VOTING POWER                     701,155
BENEFICIALLY OWNED
BY EACH REPORTING         6.  SHARED VOTING POWER                         0
PERSON WITH
                          7.  SOLE DISPOSITIVE POWER                701,155

                          8.  SHARED DISPOSITIVE POWER                    0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                           701,155

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES* [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              10.4%

12.      TYPE OF REPORTING PERSON*

                  IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT






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CUSIP NO. 04362X10                        13G                  PAGE 3 OF 4 PAGES


Item 1(a)   Name of issuer:           ASCENT PEDIATRICS
Item 1(b)   Address of issuer's principal executive offices:

                          187 BALLARDVALE STREET
                          SUITE 125
                          WILMINGTON, MA 01887

Item 2(a)   Name of person filing:    NEW YORK LIFE INSURANCE COMPANY

Item 2(b)   Address of principal business office:

                          51 MADISON AVENUE, ROOM 206
                          NEW YORK, NY  10010

Item 2(c)   Citizenship:      NEW YORK

Item 2(d)   Title of class of securities:   COMMON STOCK

Item 2(e)   Cusip No.:        04362X10

Item 3      Type of Person: INSURANCE COMPANY AS DEFINED IN SECTION
                            3(A)(19) OF THE ACT

Item 4(a)   Amount beneficially owned:

Item 4(b)   Percent of class:      10.4%

Item 4(c)   (i)      sole power to vote:                    701,155
            (ii)     shared power to vote:                        0
            (iii)    sole power to dispose:                 701,155
            (iv)     shared power to dispose:                     0

Item 5      Ownership of 5 percent or less of a class:      NOT APPLICABLE

Item 6      Ownership of more than 5 percent on behalf
            of another person:                              NOT APPLICABLE

Item 7      Identification and classification of
            subsidiary:                                     NOT APPLICABLE

Item 8      Identification and classification of
            members of the group:                           NOT APPLICABLE





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CUSIP NO. 04362X10                         13G                 PAGE 4 OF 4 PAGES


Item 9      Notice of dissolution of the group:          NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 9, 1998                          NEW YORK LIFE INSURANCE COMPANY


                                                 By /S/   RICHARD DRAKE
                                                   -----------------------------
                                                 Name:  Richard Drake
                                                 Title: Director